Filed pursuant to 424(b)(3)
Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 11 DATED JANUARY 13, 2023
TO THE PROSPECTUS DATED FEBRUARY 11, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc. dated February 11, 2022, as supplemented by Supplement No. 1, dated April 14, 2022, Supplement No. 2, dated May 5, 2022, Supplement No. 3, dated May 13, 2022, Supplement No. 4, dated June 15, 2022, Supplement No. 5, dated July 15, 2022, Supplement No. 6, dated August 15, 2022, Supplement No. 7, dated September 15, 2022, Supplement No. 8, dated October 14, 2022, Supplement No. 9, dated November 15, 2022, and Supplement No. 10, dated December 15, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of February 1, 2023;
●	the calculation of our December 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information with respect to our real properties;
●	updated information regarding distributions;
●	an update on our assets and performance; and
●	updated experts information.
●	FEBRUARY 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of February 1, 2023 (and distribution reinvestment plan issuances following the close of business on January 31, 2023 and share redemptions as of January 31, 2023) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$15.2644	$15.9837
Class D	$15.2644	$15.2644
Class I	$15.2644	$15.2644

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A calculation of the NAV per share is set forth in the section of this Supplement titled “December 31, 2022 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	DECEMBER 31, 2022 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.areswmsresources.com/investment-solutions/AIREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2022 and November 30, 2022:

	As of
(in thousands)	December 31, 2022	November 30, 2022
Investments in industrial properties	$8,917,900	$8,831,700
Investment in unconsolidated joint venture partnership	22,815	22,305
Investments in real estate-related securities	60,033	31,827
DST Program Loans	146,728	146,973
Cash and cash equivalents	79,524	95,263
Other assets	72,478	75,682
Line of credit, term loans and mortgage notes	(2,854,397)	(2,764,415)
Financing obligations associated with our DST Program	(1,269,491)	(1,254,548)
Other liabilities	(163,320)	(145,676)
Accrued performance participation allocation	(140,505)	(141,068)
Accrued fixed component of advisory fee	(6,371)	(6,377)
Aggregate Fund NAV	$4,865,394	$4,891,666
Total Fund Interests outstanding	318,741	318,778

The following table sets forth the NAV per Fund Interest as of December 31, 2022 and November 30, 2022:

		Class T	Class D	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of December 31, 2022
Monthly NAV	$4,865,394	$3,469,072	$314,092	$1,013,040	$69,190
Fund Interests outstanding	318,741	227,265	20,577	66,367	4,532
NAV Per Fund Interest	$15.2644	$15.2644	$15.2644	$15.2644	$15.2644
As of November 30, 2022
Monthly NAV	$4,891,666	$3,503,611	$312,675	$1,005,825	$69,555
Fund Interests outstanding	318,778	228,322	20,376	65,548	4,532
NAV Per Fund Interest	$15.3450	$15.3450	$15.3450	$15.3450	$15.3450

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for the Fund Interests. As of December 31, 2022, we estimated approximately $94.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2022, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.0%
Discount rate / internal rate of return	6.1%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.7%
	0.25	% increase	(3.4)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.0)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of December 31, 2022, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●	STATUS OF THIS OFFERING

As of January 1, 2023, we had raised gross proceeds of approximately $1.5 billion from the sale of approximately 108.3 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $104.9 million. As of January 1, 2023, approximately $3.5 billion in shares remained available for sale pursuant to this offering, including approximately $1.1 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan. In light of the public reports regarding the redemption limits of other NAV REITs, the Company previously announced that it fully satisfied all stockholder redemption requests throughout the fourth quarter of 2022 in the ordinary course and it continued to experience positive net inflows in all three months during this time period from its capital raising efforts.

●	REAL PROPERTIES

The following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments” beginning on page 122 of the Prospectus:

Real Estate Portfolio Overview

As of December 31, 2022, we directly owned and managed a real estate portfolio that included 243 industrial buildings totaling approximately 50.2 million square feet located in 29 markets throughout the U.S., with 418 customers, and was 98.1% occupied (98.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.2 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2022, we transacted over 5.7 million square feet of new and renewal leases, and rent growth on comparable leases averaged 47.2% (calculated using cash basis rental rates). We experienced significantly higher acquisition volume in the first and second quarters of 2022 as compared to the third and fourth quarters of 2022, as the industrial property market adjusted to the impact of recent interest rate increases on acquisition pricing. Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. As of December 31, 2022 our real estate portfolio included:

●	240 industrial buildings totaling approximately 49.7 million square feet comprised our operating portfolio, which includes stabilized properties, and was 99.0% occupied (99.1% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.2 years; and
●	Three industrial buildings totaling approximately 0.5 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2022, we owned and managed 11 buildings either under construction or in the pre-construction phase totaling approximately 3.1 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2022, we owned and managed five buildings that were either under construction or in the pre-construction phase totaling approximately 1.8 million square feet, through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

The purchase price capitalization rate is based on the property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses and other closing costs including acquisition costs.

Building Types. Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of December 31, 2022:

Building Type	Description	Percent of Rentable Square Feet
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-customer	79.9%
Light industrial	Building size of less than 150,000 square feet, single or multi-customer	20.0
Flex industrial	Includes assembly or research and development, primarily multi-customer	0.1
		100.0%

Portfolio Overview and Market Diversification. As of December 31, 2022, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $6.18 per square foot. The following table summarizes certain operating metrics of our portfolio by market as of December 31, 2022:

	Number of	Rentable	Occupied	Leased
($ and square feet in thousands)	Buildings	Square Feet	Rate (1)	Rate (1)	Annualized Base Rent (2)
Operating Properties:
Atlanta	21	4,468	97.4%	97.4%	$23,065	7.6%
Austin	6	562	100.0	100.0	4,755	1.6
Bay Area	3	845	100.0	100.0	9,782	3.2
Boston	3	415	92.3	92.3	2,763	0.9
Central Florida	8	1,517	100.0	100.0	8,668	2.8
Central Valley	9	2,280	99.7	99.7	14,757	4.8
Charlotte	1	210	100.0	100.0	1,067	0.4
Chicago	26	5,373	100.0	100.0	27,849	9.2
Cincinnati	7	1,661	100.0	100.0	8,095	2.7
Dallas	15	3,804	100.0	100.0	18,709	6.1
D.C. / Baltimore	9	1,037	95.5	100.0	8,124	2.7
Denver	2	252	100.0	100.0	1,252	0.4
Houston	8	1,502	98.3	98.3	7,782	2.6
Indianapolis	3	1,614	100.0	100.0	6,412	2.1
Las Vegas	7	1,118	100.0	100.0	8,943	2.9
Louisville	6	1,903	88.8	88.8	6,983	2.3
Memphis	10	3,598	100.0	100.0	12,722	4.2
Nashville	2	817	100.0	100.0	4,182	1.4
New Jersey	16	3,426	100.0	100.0	31,121	10.0
Pennsylvania	17	3,103	100.0	100.0	19,671	6.5
Phoenix	3	417	100.0	100.0	3,262	1.1
Portland	2	605	100.0	100.0	3,548	1.2
Reno	6	1,422	100.0	100.0	8,194	2.7
Salt Lake City	5	1,003	100.0	100.0	5,543	1.8
San Antonio	1	96	100.0	100.0	538	0.2
San Diego	7	762	100.0	100.0	7,215	2.4
Seattle	13	2,246	98.7	98.7	18,050	5.9
South Florida	6	709	100.0	100.0	5,446	1.8
Southern California	18	2,909	99.4	99.9	25,029	8.2
Total operating	240	49,674	99.0	99.1	303,527	99.7
Value-Add Properties:
Seattle	1	147	55.8	55.8	766	0.3
South Florida	2	408	0.0	84.6	—	—
Total value-add properties	3	555	14.8	76.9	766	0.3
Total portfolio	243	50,229	98.1%	98.9%	$304,293	100.0%

(1)	The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.
(2)	Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

Lease Terms. Our industrial properties are typically subject to leases on a “triple net basis,” in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to 10 years, and often include renewal options.

Lease Expirations. As of December 31, 2022, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 4.2 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of December 31, 2022, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases (1)	Occupied Square Feet		Annualized Base Rent (2)
2023	64	4,921	9.9	27,415	9.0
2024	72	7,409	15.1	40,451	13.3
2025	73	7,359	15.0	45,610	15.0
2026	79	8,709	17.7	50,043	16.5
2027	71	6,062	12.3	46,542	15.3
2028	35	4,171	8.5	25,876	8.5
2029	20	2,495	5.1	15,839	5.2
2030	11	1,646	3.3	8,809	2.9
Thereafter	32	6,450	13.1	43,468	14.3
Total occupied	457	49,222	100.0%	$304,053	100.0%

(1)	Excludes two leases of approximately 49,000 square feet that expired on December 31, 2022.
(2)	Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

Customer Diversification. As of December 31, 2022, there was one customer that individually represented more than 5.0% of total occupied square feet of our portfolio and one customer that individually represented more than 5.0% of total annualized base rent of our portfolio. The following table reflects the 10 largest customers of our portfolio, based on annualized base rent, which occupied a combined 9.7 million square feet as of December 31, 2022:

Customer	% of Total Occupied Square Feet (1)	% of Total Annualized Base Rent (1)
Amazon.com Services LLC	6.5%	8.1%
Radial, Inc.	4.3	3.0
Steelcase Inc.	2.5	2.4
Maersk	1.1	2.0
US Elogistics Service Corp.	1.0	1.3
Boyd Flotation, Inc.	0.6	1.2
SBS Transportation, Inc.	0.9	1.1
General Services Administration	0.5	1.0
Geodis Logistics, LLC	1.2	1.0
Niagara Bottling, LLC	1.0	0.9
Total	19.6%	22.0%

(1)	Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of December 31, 2022:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)		Occupied Square Feet
Transportation / Logistics	53	$51,876	17.0%	$7,848	15.9%
eCommerce / Fulfillment	27	42,822	14.1	7,326	14.9
Food & Beverage	32	23,423	7.7	3,396	6.9
Manufacturing	47	19,348	6.4	2,958	6.0
Home Furnishings	16	18,337	6.0	2,604	5.3
Auto	27	17,199	5.7	3,377	6.9
Storage / Warehousing	28	16,676	5.5	3,053	6.2
Printing	11	8,578	2.8	1,514	3.1
Electrical / Wire	12	8,380	2.8	1,744	3.5
Home Improvement	23	8,332	2.7	1,321	2.7
Other	183	89,322	29.3	14,130	28.6
Total	459	$304,293	100.0%	$49,271	100.0%

(1)	Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2022, multiplied by 12.
●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of December 2022 and were paid to all stockholders of record as of the close of business on December 30, 2022. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class D shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class D	Class I
Month	Pay Date	Share	Share	Share
December 2022	1/3/2023	$0.035	$0.042	$0.045
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of December 31, 2022, our leverage ratio was approximately 30.8% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, our net investment in an unconsolidated joint venture partnership and investments in real estate-related securities, as determined in accordance with our valuation procedures).

During the three months ended December 31, 2022, we raised gross proceeds of approximately $281.6 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests. The aggregate dollar amount of common stock redemptions requested for October, November and December, which were redeemed in full on November 1, 2022, December 1, 2022 and January 1, 2023, respectively, was $118.3 million.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of December 31, 2022:

($ in thousands)	Number of Buildings (1)	Fair Value of Real Property	% of Fair Value
Southern California	18	$1,161,950	13.0%
New Jersey	16	975,400	10.9
Atlanta	21	621,300	7.0
Chicago	26	607,700	6.8
Dallas	15	594,900	6.7
Seattle	14	575,600	6.5
Pennsylvania	17	531,500	6.0
Central Valley	9	361,900	4.1
South Florida	8	356,650	4.0
Memphis	10	278,600	3.1
Other	89	2,852,400	31.9
Total Portfolio	243	$8,917,900	100.0%

(1)	Excludes 11 buildings that are either under construction or in the pre-construction phase.

The following table sets forth the total shareholder returns for the periods ended December 31, 2022:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	(0.30)%	25.73%	25.73%	13.08%
Class T Share Total Return (with sales charge) (3)	(4.79)%	20.07%	20.07%	12.08%
Class D Share Total Return (3)	(0.25)%	26.45%	26.45%	14.94%
Class I Share Total Return (3)	(0.23)%	26.75%	26.75%	14.13%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class D shares (formerly designated as Class W shares) was July 2, 2018, which is when Class D shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2021 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.

●	EXPERTS

The statements included in this Supplement under the section titled “December 31, 2022 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.